PART I — REGISTRANT INFORMATION
PART II — RULES 12b-25(b) AND (c)
PART III — NARRATIVE
PART IV— OTHER INFORMATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC FILE NUMBER 0-19763
CUSIP NUMBER 544191109

NOTIFICATION OF LATE FILING

(Check One):	[ ] Form 10-K	[X] Form 20-F	[ ] Form 11-K	[ ] Form 10-Q	[ ] Form N-SAR

For Period Ended: May 31, 2002
[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Lorus Therapeutics Inc. Full Name of Registrant

Former Name if Applicable

2 Meridian Road Address of Principal Executive Office (Street and Number)

Toronto, Ontario, Canada M9W 4Z7 City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[   ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ] (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant has worked diligently to complete its Annual Report on Form 20-F. Due, however, to the inability of Registrant to obtain on a timely basis, certain information for compilation and review by its outside tax and legal counsel, the Registrant has been unable to complete the entire Form 20-F by the required date without unreasonable effort and expense. The Registrant will file its Form 20-F Annual Report on or before the fifteenth (15th) calendar day following the prescribed due date of the Registrant’s Form 20-F.

PART IV— OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Shane Ellis	(416) 798-1200 Ext. 300

(Name)	(Area Code) (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes No [ ]

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ]Yes [X]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Lorus Therapeutics Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 26, 2002

By:	/s/ S.A. Ellis

V.P. of Legal Affairs and Corporate Secretary